FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: November 2009	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

112 Fourth Avenue S.W.

P.O. Box 38

Calgary, Alberta

Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

November 13, 2009	“Shawn Poirier”
Shawn Poirier Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release Dated November 5, 2009, Suncor Reports Production Numbers for October 2009

99.2	Press Release Dated November 12, 2009, Suncor Declares Dividend

99.3	Press Release Dated November 12, 2009, Suncor Appoints New Members to its Board of Directors

99.4	Press Release Dated November 13, 2009, Suncor Announces Capital Spending Plan